Attachment to Form NSAR
Mosaic Government Money Market
Mosaic Tax-Free Trust
Mosaic Income Trust
Mosaic Equity Trust

Exhibit 77K:  Changes in registrant's certifying accountant

The Registrant's certifying accountant has changed from Ernst & Young LLP (Former Accountant) to Deloitte & Touche LLP (Current Accountant). The following information is provided in the order set forth in Reg
229.304. Item 304(a)(1) (Item 304):

1(a)(i). The Former Accountant resigned for economic reasons pursuant to the mutual agreement of the Registrant and the Former Accountant effective on the date the Current Accountant was approved to succeed the Former Accountant, August 27, 1997.

1(a)(ii). The Former Accountant's report on the financial statements for either of the past two years contained NO adverse opinion or disclaimer of opinion, NOR was it qualified or modified as to uncertainty, audit scope or accounting principles.

1(a)(iii). The replacement of the Former Accountant with the Current Accountant was unanimously approved by the Registrant's full Board of Trustees on August 27, 1997 at a special meeting called for such purpose.

1(a)(iv). There have been NO disagreements with the Former Accountant on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

1(a)(v). The Former Accountant has NOT advised the Registrant as to any matters set forth in paragraphs (A) through (D) of Item 304(a)(1)(v).

3. The Former Accountant has been provided a copy of these disclosures prior to the date this Exhibit was filed as an attachment to Form NSAR. By copy of these disclosures, the Registrant requests the Former Accountant to furnish the Registrant with a letter address to the Commission stating whether it agrees with the statements made by the Registrant in response to this Item 304(a)(1) and, if not, stating the respects in which it does not agree. The Former Accountant's letter is intended to be filed as an exhibit to this Form NSAR. If the Former Accountant's letter is unavailable at the time of filing, then the Former Accountant is hereby requested to provide the letter as promptly as possible so tht the Registrant can file the letter within 10 business days after filing this Form NSAR.

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Ernst & Young LLP
2 Commerce Square
2001 Market Street
Philadelphia, PA  19103
215-448-5000

                                     November 26, 1997


Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549


Gentlemen:

We have read Exhibit 77K of Form N-SAR dated September 30, 1997 of Mosaic Government Money Market Trust and Mosaic Tax-Free Trust and are in agreement with the statements contained in paragraphs 1(a)(i), 1(a)(ii), 1(a)(iv) and 1(a)(v) therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,

(signature)

Ernst & Young LLP